Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

         The following Transition Communication Update for Associates was posted to The Gillette Company’s internal web site:

North American Transition Communication Update for Associates
Confidential

Discussion Agenda
Successful Acquisition Planning and Implementation
Transition Objectives
Merger Timeline
The Transition Teams
Corporate
North American
Communication
Transition Programs and Associate Support

Managing a Successful Acquisition
Successful acquisitions depend on;*
A clear strategic vision that articulates the acquisition goals and an operating strategy that translates the vision into reality A disciplined integration process that implements the operating strategy in a focused, resource -efficient manner.
A change management process that leaders use to win the hearts and minds of the employees and shape new behaviors that lead to success.

* Comments provided by RHR, "Managing Being Acquired: The Human Side of the Integration Process
"

Gillette and P&G
Strength + Strength =
Success!!

21 "Billion Dollar Brands"
Baby and Family Care Beauty Care Fabric and Home Care Oral Care Snacks and Beverages Blades and
Razors Batteries Small Appliances Pet Food Health Care
1 Umbrella Brand; excludes Mach3 sales

An Unparalleled Portfolio and Consumer Proposition
# of $1+ Billion Brands
Source: Company filings and UBS estimates

Despite Our Accomplishments and Record Performance ... Very heavy reliance on single category -Blades & Razors ... Representing nearly two-thirds earnings
Limited scale ... Compared with customers and other competitors Environment of rapid consolidation in all segments of consumer products -big customers are getting bigger

Our Best Course
Join with powerful global company that has shared values Accelerate the growth of our brands Realize significant added-value for our key constituents our shareholders our employees our customers

Why Will It Be The Best Consumer Products Company in the World?
Two great organizations:
complementary strengths similar in cultures shared vision great potential for superior sustainable growth High performance operations High growth potential for our brands and our people Real value creation

Shared Values and Culture
Driven by Excellence of Execution
Focused on Innovation, Quality and Cost Reduction
Committed to Developing People and Upgrading Capabilities
Adheres to Highest Ethical Standards

Benefits of a Union with P&G
Assures ample resources and highly-developed infrastructure to accelerate brand growth Strengthens our excellent R&D capability Delivers great shareholder value
Enhances the growth and development prospects for Gillette Associates
Perpetuates our Core Values and Culture

Managing a Successful Acquisition
Successful acquisitions depend on;*
A clear strategic vision that articulates the acquisition goals and an operating strategy that translates the vision into reality A disciplined integration process that implements the operating strategy in a focused, resource -efficient manner.
A change management process that leaders use to win the hearts and minds of the employees and shape new behaviors that lead to success.

* Comments provided by RHR, "Managing Being Acquired: The Human Side of the Integration Process
"

Managing a Successful Acquisition
The North America Commercial Ops Organization will lead from an Integrated
Change Plan Plans to be linked with the Corporate Transition Team and plans.
Transition team and plans complement current organization structure - not a replacement for or a new organization structure.
Transition teams and processes will utilize existing meeting and planning processes.

Transition Objectives
Establish management as a source of accurate, timely information. Educate people about the acquisition process and transition timeframes. Keep people informed;
share what we know when we can. Deliver the '05 business objectives.
Engage people in the planning and transition process.
Honor the Gillette heritage; and respectfully transition to the new culture.
Continue to invest in individual and organization capability.

The Merger Timeline
Announcement of merger
Filed joint proxy statement with the SEC Hold Gillette & P&G Shareholder meetings Obtain Gillette & P&G Shareholder approvals Obtain antitrust and regulatory agency clearance Close the transaction

Transition Planning Timeline
Pre-Acquisition Planning
Transition Planning
Post Acquisition Implementation
-Establish transition goals
-Confirm/modify business objectives
-Create transition teams and roles
-Customer
-Business Performance -People/Organization -Communications -Legal
-Systems/Processes -Begin to develop integrated transition plan -Cooperate with external review -Establish Joint Planning Teams -Create joint transition goals
-Create integrated transition plans -Cooperate with external review -Develop organizational structure -Implement transition plans -Customer -Business
Performance -People/Organization -Communications -Systems/Processes -Measure and
provide updates
                                          Each stage has unique work
requirements and conditions.

Establishing The Transition Team
                          Transition Steering Committee
                          Co-Chair: Jim Kilts Members:
Human Resources: Commercial Operations: GTM:
IT@G: Finance: Legal:
Strategy & Planning:
Ned Guillet
Joe Dooley, Ed Shirley
Ed DeGraan, Mike Cowhig, Joe Scalzo Kathy Lane Chuck Cramb Richard Willard Peter Klein

Establishing The Transition Team
                     Gillette Transition Steering Committee
                        Jim Kilts Gillette OpCom Members
Set overall integration and transition direction Determine the combined organization structure Field the best team Ensure alignment and focus with P&G on what must get done Review and approve implementation plans Monitor progress

P&G /Gillette Transition
5 Guiding Principles to the Integration Process Maintain P&G and Gillette
business momentum Field the best team Treat people with dignity/respect
Move quickly, making decisions promptly, objectively and fairly Communicate openly and proactively

Fielding The Best Team
We Are Developing A Process With P&G to ...
Staff the organization with the best leaders from each company whenever possible
.... starting at the top levels of the organization Involve senior management from both companies in top-to-top discussions/plans Ensure oversight of the process by senior HR leaders ... Dick Antoine and Ned Guillet

Fielding The Best Team We Are Developing A Process With P&G to ... Ensure
discussions are fact-based and driven by:
Vision for future organizational structure and product lines Need for strong talent across the organization Strong succession plan Existing vacancies
Anticipated vacancies

Fielding The Best Team
We Are Developing A Process With P&G to ...
Maintain a focus on diversity ... gender, race, cultural, geographic, business acumen and experience, etc. Move as quickly as possible after the merger is approved

North American Transition Team
                       Joseph F. Dooley Transition Sponsor
Linkage to Corporate Transition Planning Team
(Monthly Review)
Integration Plan Steering Committee
   Rob DeMartini, Gary Raymond, Fred Howard, James White, Rick Lees (Brad Patrick, Transition
                  Process Facilitator) Mike Duffy, Mark Dawson, Manish Shanbhag
(Bi-Weekly Planning)
Transition Plan Solution Groups
Customer

James White
Business Performance

Rick Lees
People/ Organization

Nancy Vitale
                                 Communications

                                 Trish Moriarty
                                      Legal

                                 Manish Shanbhag
                                                                                          Systems

                                                                                      Mark Dawson

Customer
Pre-Acquisition Planning Phase:
Support Gillette Customer Development Teams with effective, coordinated communication Reinforce that until the deal closes P&G must be treated as a competitor No communication must occur with P&G without OpComm approval Assist in regulatory/ FTC documentation requests Transition Planning & Post Acquisition
Phase:
Customer needs such as systems integration and customer agreements will be assessed

Business Performance
Evaluate Objectives to ensure alignment and focus Confirm, Modify, and Reconfirm as necessary Reconfirm 2005 Objectives and ensure successful execution Publish frequent Scorecard updates on business results

People / Organization
Communications
Staffing/Headcount Planning
Talent Assessment
Workplace Environment/Policy
Q&A/Administration
Recognition
Training/Organization Support
Transition Support

People / Organization - Role of Diversity
Gillette is committed to driving performance by building an inclusive and diverse work environment A diverse and inclusive work environment increases innovation, creativity and productivity - providing a real competitive advantage
We have some through the work of the Corporate and CONA Diversity councils but much more can and will be done:
Multi-cultural marketing programs Increase use of minority vendors Promote more diverse, inclusive work environment It is a critical business imperative for both Gillette and Procter & Gamble

Legal
Lead the regulatory process and compliance Offer support to organization on process & guidelines Systems Transition / Post Acquisition Phase:
Lead the integration of systems across the organization

P&G / Gillette Transition Announcement
Organization Structure
Operate within the P&G Global Business Unit (GBU)/Market Development
Organization (MDO)/Global Business Services (GBS) structure. GBU's A new GBU will be created, The Global Gillette Business Unit, consisting of the
Blades/Razors, Braun, and Duracell businesses.
Reports into Jim Kilts
Includes manufacturing, R&D, and engineering functions supporting these operations Blades/Razors will continue to be based in Boston, Braun in Kronberg
Germany and Duracell in Bethel, Connecticut

Discussion Agenda
Successful Acquisition Planning and Implementation
Transition Objectives Merger Timeline
The Transition Teams
Corporate North American
Communication
Transition Programs and Associate Support

Communication Will Be Key During This Transition Period
Committed to direct, open and responsible communication
Information will be provided as soon as it becomes available & we will address questions as we are able Ensure consistency in messages and frequency across all
BU's in CONA Refer to the combined Gillette/P&G site accessible from both
INSIGHT and the SOURCE for the latest updates and factual information Do not speculate or allow rumors to distract

Gillette -P&G Combined Site - Accessible from INSIGHT
                     Merger information can be found in two ways on Insight

Communication Will Be Key During This Transition Period We Will Give You The
Facts ... There will be job losses ... about 4 percent of the joint workforce We have created the transition steering team We expect the deal to close this summer or fall
Gillette shareholders will vote on the merger at a special meeting which is tentatively scheduled for June 14 Regulatory approval will be the final step in the transaction

Trade Communication
Until final regulatory approval, Gillette and P&G remain competitors Trade
Letter was sent from Joe Dooley to customers on 1/31/05 Do not discuss or speculate what transition or future structure may look like You may discuss any information which is made public by Gillette (general information about timing, fact that deal is being reviewed by the FTC, etc.) It is a normal part of the
FTC regulatory review process for the FTC to talk with some retailers directly
Conduct all business and account planning activities as you normally would - do not let the pending transaction affect your negotiating strategy or approach
Gillette is committed to our business goals and objectives and are committed to helping our customers to meet their business goals

Discussion Agenda
Update on Q1 Results
Successful Acquisition Planning and Implementation
Transition Objectives Merger Timeline
The Transition Teams
Corporate North American
Communication
Transition Programs and Associate Support 2005 NA Objectives

Transition Programs and Associate Support Guidance has been provided to associates and retirees on: Severance Compensation Benefits We will have benefit meetings/resources available for consultation:
National Sales Meetings SAMETIME
Contact Gillette HR Service Center 1-888-593-9278

What to Focus on During the Transition :
Empower (take care of self)
Address controllable aspect of personal transition; self-assessment and awareness Focus on clarifying personal roles and accountability Utilize IDPs and personal development reviews Engage (take care of the business) Increase focus on goals; "Raise the Bar" on performance Emphasize business reviews and use of scorecards/flash summaries on the state of the business Enhance access to leaders and business performance information Collaborate (take care of one another) Take advantage of the integrated planning requirements to encourage collaboration Increase small group problem solving Launch cross-functional project teams to improve business results.

The Stages of Change
There are 3 main stages we all go through:
1. Coming to grips with the change
2. Working it through
3. Maintaining momentum
At each stage people think, feel and act differently
The key is to understand we all move through these changes at a different pace
The goal is direct our mindset to the future, feel like we will succeed and develop behavior to build capabilities

Where are you in the stages of change ...
Arenas
Stages
Mindset/ Thinking
Emotional
Behavioral
                                                               1) Coming to
grips with the change
Assess your own understanding and knowledge about the change. Determine readiness for change.
Find out what are the new behaviors and how well people are using them to maintain effectiveness.
                              2) Working it through
Find out if you understand the change well enough to problem solve with it and help others deal with it. Assess how you feel about the change.
Determine what people's notion of "good" is and if they are behaving in ways that will support "good" performance. 3) Maintaining momentum Determine if you are learning "new" mindset.
Determine your level of acceptance of the change.
Assess how you are doing exhibiting new behaviors, how frequently & how well. =
Indicates optimal distribution of focus & attention

What's in Our Control
Driving our business to achieve a 3rd year of consecutive record results Our own personal view and attitude Our personal and professional development and commitment

Critical Period Lies Ahead
Gillette has continued responsibility to deliver our business plan...and results
We must continue with the same degree of focus, determination and professionalism as you have shown in the past Be proud of your past performance
Be open to the potential of the future Rumors will be operating at full force Do not believe all you hear, see or read...some are accurate, most are not North
American leadership team is committed to an open, direct , timely communications process

Successful Integration Depends Upon
Making our Business as Strong as Possible To be empowered drive our business A well defined plan Consistent, Frequent, 2 Way Communication

Summary & Next Steps
There are many questions to which we do not have answers ... yet When we have the answers ... we will give them to you In the meantime our best course of action is to remain focused on achieving business results and other key objectives

Appendix

On January 28, 2005, Procter & Gamble signed an agreement to acquire Gillette
Every Gillette share will be converted into .975 of a P&G share Transaction expected to close in 4 to 9 months Needs Shareholder and Regulatory approval The organizational structure that emerges will be announced at or after Change
-in-Control ... ...not sooner

***

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.